UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date July 18, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

July 18, 2024

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE CANCELLATION OF ORDINARY GREEN BONDS

Bancolombia S.A. (Bancolombia) announces that the Colombian Superintendence of Finance, through official letter 2024039243-009-000 of May 24, 2024 (the “Official Letter”), formalized the cancellation of the registration of the Ordinary Green Bonds issued by Bancolombia S.A. in the Colombian National Registry of Securities and Issuers (“Registro Nacional de Valores y Emisores”, or “RNVE”) which were redeemed in full and had the following terms (the “Bonds”):

Title of Security	ANN Code	ISINES related to the issuance	Date of Authorization	Title - Class
BO 1A. EMISIÓN PEC BANCOLOMBIA	COB07CBBO164	COB07CB00595 COB07CB00603	May 8, 2018	Bonos Ordinarios Verdes

The Official Letter was executed on June 12, 2024, and the Bonds were effectively canceled on June 13, 2024.

As the Bonds relate to an issuance and placement program, the registration in the RNVE of the Bonds that were issued under the program and have not been redeemed remains in force.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950